

May 3, 2012

Via E-mail
Robert Hoglund
Senior Vice President and Chief Financial Officer
Consolidated Edison, Inc.
4 Irving Place
 New York, NY 10003

> **Re:** **Consolidated Edison, Inc.**
> **Consolidated Edison Company of New York, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2011**
> **Filed February 21, 2012**
> **File Nos. 001-14514 and 001-01217**

Dear Mr. Hoglund:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2011

Notes to the Financial Statements, page 94

Note H – Other Material Contingencies, page 125

1. We refer you to the lawsuit related to the Manhattan Steam Main Rupture. We are uncertain why you have not accrued a liability related to the suits in this matter considering the length of time since the original incident. In this regard, you state, "[t]he company has notified its insurers of the incident and believes that the policies in force at the time of the incident will cover most of the company's costs, which the company is unable to estimate, but which could be substantial, to satisfy its liability to others in connection with the incident." If you believe your insurance policies will cover the costs,

then explain to us in detail why you are unable to estimate a liability related to these suits. Lastly, tell us if a receivable has been accrued related to the expected insurance recoveries.

2. Refer to the disclosure related to the investigation of the vendor payments where you state, "[b]ecause the company's investigations are ongoing, the company is unable to predict the impact of any of the employees' unlawful conduct on the company's internal controls, business, results of operations or financial position." Please note that when a loss contingency exists, FASB ASC 450-20-25-1 contemplates an assessment as to whether the loss is probable, reasonably possible or remote. In light of the existence of a loss contingency, please tell us what consideration you gave to making an assessment as to where the loss falls within the range of likelihood. Alternatively, please make the required assessment for your current loss contingency, describe to us the basis for your conclusion, and provide us with any proposed revised disclosures related to this matter.

Certifications – Exhibits 31.1.1 – 31.2.2

3. When identifying the individual at the beginning of the certification the title of the certifying officer is not required. The certification should be as exactly set forth in Item 601(31) of Regulation S-K. In future filings please remove the titles from your certifications.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

•   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Scott Stringer, Staff Accountant, at (202) 551-3272 or Robert Babula, Staff Accountant, at (202) 551-3339 if you have questions regarding our comments. Please contact me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Andrew D. Mew

Andrew D. Mew
Accounting Branch Chief